[Norfolk Southern Logo]


FOR IMMEDIATE RELEASE
December 11, 1996


                                            Media Contact: Robert Fort
                                            757 629-2714


NS OFFERS TO CR BOARD TO FORMALIZE NS PLEDGE

NORFOLK, VA -- In a letter sent today to the Board of Directors of Conrail, Norfolk Southern offered to formalize in a written agreement with Conrail, on behalf of Conrail's shareholders, Norfolk Southern's pledge made earlier this week that it will not be a party to any agreement with CSX or Conrail that delivers anything less to Conrail shareholders than a $110 all-cash, all-shares offer - with prompt payment through use of a voting trust so long as Conrail shareholders reject the maneuvering by CSX and Conrail's management to pay shareholders less than they deserve for their shares. Norfolk Southern is awaiting a response from Conrail.

         Norfolk Southern also announced that, in order to underscore its commitment to continue the fight to deliver to Conrail shareholders $110 in cash per share, it has extended its previously announced $110 all cash, all shares tender offer through 12:00 midnight, New York, City time, on January 10, 1997. According to the depositary for the Norfolk Southern tender offer, approximately 2.4 million Conrail shares had been tendered and not withdrawn pursuant to Norfolk Southern's offer as of this morning.

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